UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM SD
SPECIALIZED DISCLOSURE REPORT

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(Exact name of registrant as specified in its charter)

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Delaware	001-11311	13-3386776
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

21557 Telegraph Road, Southfield, MI		48033
(Address of principal executive offices)		(Zip code)

Harry A. Kemp
Senior Vice President, General Counsel
and Corporate Secretary
(248) 447-1500
(Name and telephone number, including area code, of the person to contact in connection with this report.)

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Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2019.

Company and Product Overview
Lear Corporation is a leading Tier 1 supplier to the global automotive industry. We supply seating, electrical distribution systems and electronic modules, as well as related sub-systems, components and software, to all of the world's major automotive manufacturers. At Lear, we are Making every drive betterTM by providing technology for safer, smarter and more comfortable journeys, while adhering to our values - Be Inclusive. Be Inventive. Get Results The Right Way.
We have 257 manufacturing, engineering and administrative locations in 39 countries and are continuing to grow our business in all automotive producing regions of the world, both organically and through complementary acquisitions. Our manufacturing footprint reflects more than 143 facilities in 22 low cost countries.
We use our product, design and technological expertise, global reach and competitive manufacturing footprint to achieve the following financial goals and objectives:

•	Continue to deliver profitable growth, balancing risks and returns;

•	Maintain a strong balance sheet with investment grade credit metrics; and

•	Consistently return excess cash to our stockholders.
Our business is organized under two reporting segments: Seating and E-Systems. Each of these segments has a varied product and technology range across a number of component categories:

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Seating - Our Seating segment consists of the design, development, engineering, just-in-time assembly and delivery of complete seat systems, as well as the design, development, engineering and manufacture of all major seat components, including seat covers and surface materials such as leather and fabric, seat structures and mechanisms, seat foam and headrests. Further, we have capabilities in active sensing and comfort for seats, utilizing electronically controlled sensor and adjustment systems and internally developed algorithms.

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E-Systems - Our E-Systems segment consists of the design, development, engineering and manufacture of complete electrical distribution systems, as well as sophisticated electronic control modules, electrification products, connectivity products and software solutions for the cloud, vehicles and mobile devices.

Electrical distribution systems route networks and electrical signals and manage electrical power within the vehicle for all types of powertrains - from traditional internal combustion engine ("ICE") architectures to the full range of hybrid, plug-in hybrid and battery electric architectures. Key components in our electrical distribution portfolio include wire harnesses, terminals and connectors and junction boxes for both ICE and electrification architectures that require management of higher voltage and power.
Electronic control modules facilitate signal, data and power management within the vehicle and include the associated software required to facilitate these functions. Key components in our electronic control module portfolio include body control modules, wireless receiver and transmitter technology and lighting and audio control modules, as well as products specific to electrification and connectivity trends.
Electrification products include on board battery chargers, power conversion modules, high voltage battery management systems and high voltage power distribution.
Connectivity products include gateway modules and communication modules to manage both wired and wireless networks and data in vehicles. In addition to fully functional electronic modules, we offer software that includes cybersecurity, advanced vehicle positioning for automated and autonomous driving applications, roadside modules that communicate real-time traffic information and full capabilities in both dedicated short-range communication and cellular protocols for vehicle connectivity. Our software solutions also include Xevo Journeyware, a thin-client platform for the cloud, vehicles and mobile devices that enables consumer e-commerce, multi-media applications and enterprise services to improve performance and safety, deliver an artificial intelligence-enhanced driving experience and provide new monetization opportunities for us and the automotive manufacturers, and Xevo Market, an in-vehicle commerce and service platform that connects customers with their favorite brands and services by delivering highly-contextual sales offers through vehicle touch screens and vehicle-branded mobile applications.

Our products are more fully described in our Annual Report, which can be accessed at: https://www.lear.com/.

Lear Corporation’s policy on Conflict Minerals can be found at: https://www.lear.com/site/suppliers/conflict-minerals.aspx?cat_id=20.

Information included on the Company’s website is provided for informational purposes only and is not incorporated by reference herein.

Section 1 - Conflict Mineral Disclosure
Item 1.01 Conflict Minerals Disclosure and Report
Conflict Minerals Disclosure
In accordance with Rule 13p-1 under the Securities Exchange Act of 1934, the Company has filed this Specialized Disclosure Form (“Form SD”) and the associated Conflict Minerals Report. Both the Form SD and the Conflict Minerals Report are available on the Company’s website at: http://ir.lear.com/sec.cfm.
Information included on the Company’s website is provided for informational purposes only and is not incorporated by reference herein.
Item 1.02 Exhibit
The Company’s Conflict Minerals Report for the year ended December 31, 2019, is filed as Exhibit 1.01 to this Form SD.
Section 2 - Exhibits
Item 2.01 Exhibits
Exhibit 1.01 - Conflict Minerals Report for calendar year 2019, dated May 28, 2020.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned thereunto duly authorized.

Lear Corporation

Date:	May 28, 2020	By:	/s/ Jason M. Cardew
		Name:	Jason M. Cardew
		Title:	Senior Vice President and Chief Financial Officer